UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OneMain Holdings, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

68268W103

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

May 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68268W103	Page 1

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1.	Names of Reporting Persons. UNIFORM INVESTCO LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.62%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. UNIFORM INVESTCO GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.62%
14.	Type of Reporting Person OO

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1.	Names of Reporting Persons. THE VÄRDE FUND VI-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 354,958
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 354,958
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,958
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.26%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,268,785
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,268,785
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,268,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.94%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 876,066
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 876,066
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 876,066
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.65%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,499,809
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,499,809
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,499,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.86%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,499,809
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,499,809
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,499,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.86%
14.	Type of Reporting Person OO

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1.	Names of Reporting Persons. THE VÄRDE SKYWAY MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,409
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,409
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.63%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. THE VÄRDE SKYWAY FUND G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,409
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,409
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.63%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. THE VÄRDE SKYWAY FUND UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,409
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,409
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.63%
14.	Type of Reporting Person OO

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1.	Names of Reporting Persons. THE VÄRDE FUND XII (MASTER), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,306,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,306,546
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.97%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. THE VÄRDE FUND XII G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,306,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,306,546
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.97%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. THE VÄRDE FUND XII UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,306,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,306,546
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.97%
14.	Type of Reporting Person OO

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1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS MASTER, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,004,455
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,004,455
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,004,455
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.75%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,004,455
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,004,455
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,004,455
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.75%
14.	Type of Reporting Person OO

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1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,004,455
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,004,455
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,004,455
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.75%
14.	Type of Reporting Person OO

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1.	Names of Reporting Persons. VÄRDE SFLT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,888,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,888,073
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.40%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,888,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,888,0737
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,0737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.40%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. THE VÄRDE SPECIALITY FINANCE FUND U.G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,888,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,888,073
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.40%
14.	Type of Reporting Person OO

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1.	Names of Reporting Persons. VÄRDE PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.62%
14.	Type of Reporting Person PN

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1.	Names of Reporting Persons. VÄRDE PARTNERS, INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.62%
14.	Type of Reporting Person CO

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1.	Names of Reporting Persons. GEORGE G. HICKS
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.62%
14.	Type of Reporting Person IN

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1.	Names of Reporting Persons. ILFRYN C. CARSTAIRS
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia and the United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.62%
14.	Type of Reporting Person IN

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Schedule 13D/A

Amendment No. 2

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of OneMain Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 601 N.W. Second Street, Evansville, IN 47708.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the Reporting Persons on Schedule 13D filed by the Reporting Persons on July 3, 2018, as amended by Amendment No. 1 thereto filed on February 20, 2020 and Amendment No. 2 thereto filed on February 18, 2021 (as so amended by this Amendment No. 3, the “Schedule 13D”). This Amendment No. 3 is filed to reflect that on May 4, 2021, V-OMH II, L.P. (“V-OMH”) sold 1,901,638 shares of the Issuer’s Common Stock in an underwritten offering, as described below.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

No change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4. PURPOSE OF TRANSACTION

No change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Holdings and/or one or more of its subsidiaries are the record owners of an aggregate of 36,537,500 shares of the Issuer’s Common Stock, which represents approximately 27.17% of the Issuer’s outstanding Common Stock. Through its interest in Holdings, InvestCo has a beneficial interest in 7,552,292 shares of Issuer’s Common Stock, which represents approximately 5.62% of the outstanding shares of Issuer’s Common Stock. Each of Fund VI, VIP, VIP Offshore, Skyway, Fund XII, Credit Partners and SFLT own an interest in Uniform Topco LP. Uniform InvestCo Holdings Sarl, a wholly- owned subsidiary of Uniform Topco LP, and InvestCo GP own 99.99% and 0.01%, respectively, of the outstanding partnership interests of InvestCo.

Each Reporting Person disclaims beneficial ownership of any shares of the Issuer’s Common Stock owned of record by Holdings and/or one or more of its subsidiaries, in each case, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)    See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 134,477,096 shares of Common Stock outstanding as of April 19, 2021, based upon information provided in the Form 10-Q filed by the Issuer with the SEC on April 27, 2021.

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(b)    By virtue of the provisions of the Letter Agreement that grant certain rights to certain limited partners of Holdings regarding the election of the Board and the acquisition and transfer of shares of Common Stock, as described in Item 6, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any shares of Common Stock acquired directly by the limited partners affiliated with Apollo Management Holdings GP, LLC (such limited partners, the “Apollo Partner”). The Reporting Persons expressly disclaim the existence of a group with the Apollo Partner or any beneficial ownership of any shares held of record by the Apollo Partner and the number of shares reported in the cover pages as shared voting power does not include any of those shares of Common Stock. In the aggregate, any group formed thereby would beneficially own the shares of Common Stock owned by Holdings and/or one or more of its subsidiaries as well as the shares of Common Stock acquired directly by the Apollo Partner, if any. The beneficial ownership of the Apollo Partner has been reported separately on a Schedule 13D filed with the Securities and Exchange Commission on July 3, 2018, as amended.

(c)    On May 4, 2021, V-OMH sold 1,901,638 shares of Common Stock in an underwritten offering at a price of $51.76125 per share, after underwriting discounts and commissions. In addition, OMH (ML), L.P. (“OMH” and, together with V-OMH, the “Sellers”) sold 7,298,362 and 1,901,638 shares of the Issuer’s Common Stock in the same underwritten offering. Except as described above in this 13D/A, there have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)    To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On April 29, 2021, the Sellers entered into an agreement (the “Underwriting Agreement”) with the Issuer and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters named therein. The Sellers agreed to sell to the underwriters, and each of the underwriters agreed, severally and not jointly, to purchase from the Sellers an aggregate of 8,000,000 shares of the Issuer’s Common Stock.

However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares. The Sellers granted the underwriters an option to purchase up to 1,200,000 additional shares at $51.76125 per share, the public offering price listed on the cover of the prospectus supplement, less underwriting discounts and commissions and the per share amount. The underwriters may exercise this option at any time within 30 days from the date of the prospectus supplement. The Sellers and the Issuer agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. The underwriters exercised their option to purchase an additional 1,200,000 shares of Common Stock.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Underwriting Agreement, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

Exhibit A	Share Purchase Agreement, dated as of January 3, 2018, by and among OneMain Holdings, Inc., OMH Holdings, L.P., and Springleaf Financial Holdings, LLC (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on January 4, 2018 and incorporated herein in its entirety by reference).

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Exhibit B	Amended and Restated Stockholders Agreement, dated as of June 25, 2018, by and among OneMain Holdings, Inc. and OMH Holdings, L.P. (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on June 25, 2018 and incorporated herein in its entirety by reference).

Exhibit C	Letter Agreement, dated as of June 25, 2018, by and among Apollo Uniform GP, LLC, Uniform InvestCo LP, Uniform Co-Invest, L.P., Apollo VIII Uniform Investor, L.P. and Apollo Structured Credit Recovery Master Fund IV LP (attached as Exhibit C to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2018 and incorporated herein in its entirety by reference).

Exhibit D	Underwriting Agreement, dated as of April 29, 2021, by and among OMH (ML), L.P. and V-OMH (ML) II, L.P., OneMain Holdings, Inc., and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on May 4, 2021 and incorporated herein in its entirety by reference)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2021

UNIFORM INVESTCO LP

By:	Uniform InvestCo GP LLC, its General Partner
By:	Värde Partners, Inc., its Manager

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

UNIFORM INVESTCO GP LLC

By:	Värde Partners, Inc., its Manager

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A, L.P.

By:	Värde Investment Partners G.P., L.P., its General Partner
By:	Värde Investment Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By:	Värde Investment Partners G.P., L.P., its General Partner
By:	Värde Investment Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

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VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By:	Värde Investment Partners G.P., L.P., its General Partner
By:	Värde Investment Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., L.P.

By:	Värde Investment Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS UGP, LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.

By:	The Värde Skyway Fund G.P., L.P., its General Partner
By:	The Värde Skyway Fund UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., L.P.

By:	The Värde Skyway Fund UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

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THE VÄRDE SKYWAY FUND UGP, LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.

By:	The Värde Fund XII G.P., L.P., its General Partner
By:	The Värde Fund XII UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.

By:	The Värde Fund XII UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS MASTER, L.P.

By:	Värde Credit Partners G.P., L.P., its General Partner
By:	Värde Credit Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

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VÄRDE CREDIT PARTNERS G.P., L.P.

By:	Värde Credit Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS UGP, LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE SFLT, L.P.

By:	The Värde Specialty Finance Fund G.P., L.P., its General Partner
By:	The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.

By:	The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SPECIALTY FINANCE FUND U.G.P., LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.

By:	Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

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VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks

ILFRYN CARSTAIRS

By:	/s/ Ilfryn Carstairs

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APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of the General Partner. Except as noted below, the business address of each of the below individuals is 901 Marquette Ave S, Suite 3300, Minneapolis, MN 55402.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted
George G. Hicks	Principal of Värde Partners, Inc.

Marcia L. Page	Principal of Värde Partners, Inc.

Bradley P. Bauer	Principal of Värde Partners, Inc., 2 St. James’s Market London SW1Y 4AH

Rick J. Noel	Principal of Värde Partners, Inc., 2 St. James’s Market London SW1Y 4AH

Andrew P. Lenk	Principal of Värde Partners, Inc.

Ilfryn C. Carstairs	Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909

David A. Marple	Principal of Värde Partners, Inc.

Giuseppe Naglieri	Principal of Värde Partners, Inc. 2 St. James’s Market London SW1Y 4AH

Timothy J. Mooney	Principal of Värde Partners, Inc., 2 St. James’s Market London SW1Y 4AH

Brian Schmidt	Principal of Värde Partners, Inc.

Jonathan Fox	Principal of Värde Partners, Inc., 510 Madison Avenue, 12th Floor, New York 10022

Hasseb Malik	Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909

Elena Lieskovska	Principal of Värde Partners, Inc., 2 St. James’s Market London SW1Y 4AH

Mark Schein	Global Chief Compliance Officer of Värde Partners, Inc., 510 Madison Avenue, 12th Floor, New York 10022

Brendan Albee	Principal of Värde Partners, Inc.

Scott Hartman	Principal of Värde Partners, Inc.

Francisco Milone	Principal of Värde Partners, Inc., 2 St. James’s Market London SW1Y 4AH

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